Exhibit 99.1

Q3 Fiscal 2009 Earnings Call Script

MIKE SAVIAGE

Good afternoon and thank you for joining us today to discuss Adobe’s Q3 earnings report, as well as our planned acquisition of Omniture, Inc.

Joining me on the call from Adobe are Shantanu Narayen, our president and CEO; and Mark Garrett, Executive Vice President and CFO.  Also joining us on the call from Omniture is their CEO, Josh James.

In a moment, I will turn the call over to Shantanu for some opening comments.  Following that, Mark will walk you through our Q3 results, as well as discuss our Q4 financial targets, and financial information related to the Omniture transaction.  Shantanu will then discuss the strategic rationale for Adobe’s planned acquisition of Omniture.  Josh will follow with his perspective on the advantages of a combination with Adobe.  Later, we’ll host a Q&A session where we will answer your questions.

By now, you should have a copy of the two press releases we issued today:  our Q3 earnings press release, as well as the press release which discusses the acquisition of Omniture.  Both crossed the wire approximately one hour ago.  If you need a copy of these press releases, you can go to Adobe.com under the Company and Press links to find them.

Before we get started, I want to emphasize that some of the information discussed in this call, particularly our revenue and operating model targets, our forward-looking product plans and our discussion on the acquisition of Omniture, is based on information as of today, September 15, 2009, and contains forward-looking statements that involve risk and uncertainty. Actual results may differ materially from those set forth in our statements. For a discussion of these risks and uncertainties, you should review the Forward Looking Statements Disclosure in the press releases we issued today.  We also encourage you to review Adobe’s and Omniture’s SEC filings, including our respective Form 10-Q and Form 10-K filings, as well as other documents that will be filed today in conjunction with today’s announcements.

During this call, we will discuss non-GAAP financial measures in our third quarter earnings results and fourth quarter financial targets.  GAAP financial measures that correspond to these non-GAAP financial measures, as well as the reconciliation between the two, are available on our website.

I would also like to stress that information we discuss in this conference call related to our intent to acquire Omniture is for informational purposes only.  This information is not an offer to buy, or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Omniture’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, and other related materials that Snowbird Acquisition Corporation, a wholly-owned subsidiary of Adobe Systems Incorporated, intends to file with the SEC.

Once filed, Omniture’s stockholders will be able to obtain the tender statement on Schedule TO, the offer to purchase, and related materials with respect to the offer, free of charge at the Web site of the SEC at www.sec.gov, from the information agent and dealer manager named in the tender offer materials, or from Snowbird Acquisition Corporation.  Omniture’s stockholders should read these materials carefully prior to making any decisions with respect to the offer, because they contain important information, including the terms and conditions of the offer.

We have also set up a webpage for easy access to acquisition related documents — including an FAQ document.  The link for this page is in the acquisition press release we issued today.

Finally, call participants are advised that the audio of this conference call is being Webcast live over the Internet in Acrobat Connect Pro, and is also being recorded for playback purposes. The Webcast will be archived on Adobe’s Investor Relations web site until the closure of the acquisition, and is the property of Adobe Systems. The audio and archive may not be re-recorded, or otherwise reproduced or distributed without prior written permission from Adobe Systems.

I would now like to turn the call over to Shantanu.

SHANTANU NARAYEN

Thanks Mike and good afternoon.

We achieved Q3 results which were solidly within the targets we provided at the outset of the quarter.  Revenue was $697.5 million in Q3, with non-GAAP earnings of 35 cents and a non-GAAP operating margin of 34%.

More importantly, I am excited to announce we have signed a definitive agreement to acquire Omniture, the industry leader in Web analytics and online business optimization.   This acquisition not only aligns two highly innovative and successful companies, it positions Adobe to provide an end-to-end platform with the power to transform digital media and advertising.

Later in the call, I will discuss the strategic rationale for the acquisition.

But before that, we’ll start with Mark walking us through our Q3 results.

Mark.

MARK GARRETT — Q3 RESULTS

Thanks Shantanu.

For the third quarter of fiscal 2009, Adobe achieved revenue of $697.5 million. This compares to $887.3 million reported Q3 fiscal 2008; and $704.7 million reported last quarter.

Q3 GAAP operating expenses were $464.9 million, compared to $556.9 million reported in Q3 fiscal 2008; and $471.3 million last quarter.  Non-GAAP operating expenses in Q3 were $409.9 million, compared to $475.1 million reported for Q3 fiscal 2008; and $410.6 million last quarter.

GAAP operating income in Q3 fiscal 2009 was $167.6 million, or 24% of revenue. This compares to GAAP operating income of $219.5 million, or 24.7% of revenue in Q3 fiscal 2008, and $161.4 million, or 22.9% of revenue last quarter.

Non-GAAP operating income in Q3 fiscal 2009 was $237.1 million, or 34% of revenue. This compares to non-GAAP operating income of $351.9 million, or 39.7% of revenue in Q3 fiscal 2008, and $237.7  million, or 33.7% of revenue last quarter.

Adobe’s effective GAAP tax rate in Q3 was 22%, and the non-GAAP tax rate was 23.5%.

Q3 GAAP net income was $136 million compared to $191.6 million reported in Q3 fiscal 2008, and $126.1 million last quarter.  Non-GAAP net income was $186.1 million, compared to $269.1 million reported in Q3 fiscal 2008, and $185 million last quarter.

GAAP diluted earnings per share for Q3 fiscal 2009 were 26 cents based on 531.8 million weighted average shares. This compares with GAAP diluted earnings per share of 35 cents reported in Q3 fiscal 2008, based on 541.3 million weighted average shares, and GAAP diluted earnings per share of 24 cents reported last quarter, based on 528 million weighted average shares.

Non-GAAP diluted earnings per share for Q3 fiscal 2009 were 35 cents. This compares with non-GAAP diluted earnings per share of 50 cents in Q3 fiscal 2008, and 35 cents reported last quarter.

I will now discuss Adobe’s revenue in Q3 by business segment.

Creative Solutions segment revenue was $400.4 million, compared to $493.6 million in Q3 fiscal 2008, and $411.7 million last quarter.  Our overall CS business remained stable, with European weakness offset by strength in the education market.

Business Productivity Solutions revenue was $210 million, compared to $283.5 million in Q3 fiscal 2008, and $209.7 million last quarter.

Within Business Productivity Solutions, Knowledge Worker revenue was $154.5 million, compared to $218 million in Q3 fiscal 2008, and $156 million last quarter.  Our Acrobat business continues to be impacted by the economy, while our Web conferencing solution Connect Pro had a strong quarter.

The other component of our Business Productivity segment is our Enterprise business.  In Q3, Enterprise revenue was $55.5 million, compared to $65.5 million in Q3 fiscal 2008, and $53.7 million last quarter.  LiveCycle revenue grew sequentially in Q3, but the business declined year-over-year due to the weaker economy.

Print and Publishing segment revenue was $42.2 million, compared to $51.1 million in Q3 fiscal 2008, and $46.5 million last quarter.

Finally, Platform revenue in Q3 was $44.9 million, compared to $59.1 million in Q3 fiscal 2008, and $36.8 million last quarter.  The sequential increase in Platform revenue was due to increased volume of 3rd party toolbar distribution associated with our runtime client downloads.  Mobile revenue was flat quarter-over-quarter, and down year-over-year due to the impact of the Open Screen Project.

Turning to our geographic segments, results on a percent of revenue basis were as follows:

The Americas 51%

Europe 28%

Asia 21%

In North America, our underlying business remained stable and we achieved strong results in the education market.  Asia performed better than we expected, which helped to offset some continuing weakness in Europe.

Employees at the end of Q3 totaled 7,564, versus 7,437 at the end of the second quarter.  The majority of the new hires in the quarter were in research and development, located in lower cost geographies.

Our trade DSO in Q3 fiscal 2009 was 37 days. This compares to 34 days in Q3 fiscal 2008, and 34 days last quarter.

Our global channel inventory position at the end of the quarter was within company policy.

During the quarter, cash flow from operations was $237 million.  Our ending cash and short-term investment position was $2.6 billion, compared to $2.7 billion at the end of last quarter.

In Q3, we repurchased approximately 4 million shares at a total cost of $116.1 million.

MARK GARRETT — Q4 TARGETS

This concludes my discussion of our financial results. I would now like to comment on our financial targets for the fourth quarter of fiscal 2009.  These targets do not include any financial impact from the proposed acquisition of Omniture.

We are targeting a Q4 revenue range of $690 to $740 million dollars.  We expect normal seasonal trends to affect our Q4 revenue:  in Americas, we expect revenue to be flat to slightly up on a sequential basis; in Europe, we expect revenue to grow sequentially, and in Asia, we expect revenue to be down slightly quarter-over-quarter due to seasonality in Japan.

From a business segment standpoint, we expect our creative, knowledge worker and enterprise businesses to grow sequentially in Q4.  We also expect our Platform business to decline modestly in Q4.

For margins, we are targeting a Q4 GAAP operating margin range of 23% to 27%, and a non-GAAP operating margin range of 33% to 36%.

We are targeting our Q4 share count to be 530 to 532 million shares.  For non-operating income, we are targeting a range of $1 to $3 million on both a GAAP and non-GAAP basis.  For our Q4 GAAP effective tax rate we are targeting approximately 23%, and for our non-GAAP effective tax rate we are targeting 23.5%.

These targets lead to a GAAP earnings per share range of 23 to 29 cents per share, and a non-GAAP earnings per share range of 33 to 39 cents.

MARK GARRETT — OMNITURE TRANSACTION

Finally, I will cover the financial aspects of the transaction we announced today.

Under the terms of the agreement, we expect to acquire all of the outstanding Omniture common stock for $21.50 per share in cash, or approximately $1.8 billion on a diluted equity value basis including options, or approximately $1.7 billion net of cash.  This represents a 45% premium over their 30 trading day average through yesterday’s close.

We expect to finance the transaction through a combination of cash on hand and our existing line of credit.  The acquisition will be structured as a tender offer for all of the outstanding shares of Omniture common stock, followed by a second-step merger to acquire any remaining shares not acquired in the tender offer.  The transaction is expected to close in our fiscal fourth quarter, subject to customary regulatory approvals and other customary closing conditions.

Over time, we expect the addition of Omniture to positively impact revenue growth and earnings growth.  While we expect limited expense synergies, the strategic rationale for the combination is the longer-term revenue benefits we expect from both existing products and services, and, new jointly-developed solutions.

Omniture will further diversify Adobe’s revenue given its broad-based subscription and usage-based recurring revenue model.  Although Omniture’s gross and operating margins are lower than ours given the infrastructure investments required of their SaaS delivery model, we do anticipate improvement in their margins over time as their business continues to scale.

The transaction is expected to be accretive to earnings on a non-GAAP basis in fiscal 2010 based on projected Omniture non-GAAP revenue performance.  Non-GAAP excludes certain purchase accounting related items including a deferred revenue write-down.

We plan to integrate Omniture as a new business unit, and we will report the results of this business unit within a new business reporting segment in our SEC filings.

This concludes my section. I’d now like to turn the call back over to Shantanu.

SHANTANU NARAYEN

Thanks Mark.

Adobe’s mission has been to revolutionize how the world engages with ideas and information.   Increasingly our customers have been asking us to help them deliver more effective solutions for assembling and delivering targeted Web content and applications that can be measured and optimized — effectively creating an end-to-end solution.  In addition, the inability to effectively monetize media on the Web is a pain point we hear about frequently from customers — especially in the advertising, media and entertainment industries.

That’s why we are excited today to announce our intent to acquire Omniture.  Omniture is the largest provider of web analytics and online business optimization solutions. Their online marketing suite is a critical tool for today’s online marketers and Chief Marketing Officers.

Based in Orem, Utah, Omniture has trailing 4 quarter GAAP revenue of $335 million, with 1,200 employees in 20 locations.  More than 5000 enterprise-class customers use Omniture’s SaaS solutions worldwide.  With their infrastructure, they process over a trillion user transactions quarterly.

By combining Adobe’s powerful creative tools and broad client reach with Omniture’s analytics and optimization technologies, we are positioned to deliver a platform that transforms the future of engaging experiences and ecommerce across all digital content, platforms and devices.

Together, Adobe plus Omniture will “complete the loop” of content creation, delivery and optimization — enabling our customers to extract more value from their digital content and applications.

More specifically, Adobe’s Creative Suite products and Flash Platform help customers create and deliver engaging experiences; the addition of Omniture’s Online Marketing Suite will help customers measure, analyze and optimize the impact and value of those experiences — creating a continuous feedback loop to maximize business results.

We see opportunities to enhance the measurement, analysis and optimization capabilities of content and media created with the Adobe Creative Suite, applications developed on the Adobe Flash Platform, and rich media delivered by Adobe Scene7 and the Flash Media Server.

This acquisition will expand Adobe’s addressable market and growth potential, broadening the solutions Adobe provides to the rapidly growing internet advertising, e-commerce and digital media markets.

From a go-to-market standpoint, adding Omniture will expand Adobe’s offering of mission critical solutions to the enterprise customer.  From a business standpoint, the addition of Omniture’s SaaS model with recurring revenue diversifies Adobe’s overall business model and revenue profile.  Omniture brings recognized expertise in SaaS delivery and go-to-market capabilities. Most importantly from an employee standpoint we share a culture of delivering innovative solutions to solve real customer problems.

I would now like to introduce Josh James from Omniture.  I’m pleased to announce that upon successful closure of the deal, he will be joining Adobe as senior vice president, reporting to me.   Josh.

JOSH JAMES

The mission of Omniture has been to enable our customers to optimize every digital interaction.  By joining forces with Adobe, we will accelerate that vision by improving our ability to integrate measurement into the front end of the content creation process and optimize the user experience for websites, applications, advertising, mobile, video and other emerging digital media. Bottom line — this improves content engagement, advertising effectiveness and the overall user experience driving the acceleration of ad dollars from offline to online.

We set out to change the market for web analytics and online business optimization. We believe we have accomplished that.  And as we have built out our solution and ecosystem of partners, we have realized there is an opportunity to be a foundational platform upon which companies build their online businesses. Through this combination with Adobe, we can evolve with our customers and be their trusted partner for decades to come.

Adobe has the global operational scale and reach that will enable us to more quickly penetrate new geographies and new markets like the government and mobile segments to name a few.

The most critical IP in any technology company is the people. Adobe has been our partner for several years and we are excited that we share similar values, culture and vision. As CEO and co-Founder of Omniture, that was extremely important to me.

Net net, this combination is a huge win for Omniture’s customers, partners, employees and shareholders.  We are truly excited to become part of Adobe.

Shantanu.

SHANTANU — CLOSING REMARKS

Thanks Josh.

Adobe has a history of successfully acquiring other companies.  Most recently with Macromedia, we set out to create a powerful set of solutions for creating, managing and delivering compelling content and experiences — and we delivered on that vision.  Through this combination with Omniture we will enhance that offering to enable advertisers, media companies and e-tailers to realize the full value of their digital assets.

We look forward to sharing more details about the opportunity of Omniture being a part of Adobe at our upcoming financial analyst meeting.  The meeting will coincide with Adobe MAX.  It will be an exciting week for Adobe customers, Adobe partners, and certainly the financial community that follows Adobe.  We hope to see you there.

Now, I’ll turn the call back over to Mike.

MIKE SAVIAGE

Thanks Shantanu.

Before we get to Q&A, I’d like to remind you about the details for our upcoming financial analyst meeting.  As Shantanu indicated, we are hosting this year’s meeting in conjunction with our annual Adobe MAX conference, which will be held in Los Angeles during the week of October 5th.  The Adobe analyst meeting will be in L.A. on Wednesday October 7th, and we’ve already sent out invitations.   As part of the analyst meeting invitation, we provided a special offer for the financial community to attend MAX on Monday and Tuesday of that week.  If you have not received this invitation and would like to attend — or if you follow Omniture on the buy-side or sell-side and would like to attend, please send an email to ir@adobe.com to receive more information.  Additional details about Adobe MAX can be found on the Web at max.adobe.com.

In regard to today’s earnings report and acquisition announcement, we have posted several documents on our Investor Relations Web page today.  To access these documents and other investor-related information, you can go to our web site at www.adobe.com/ADBE.

For those who wish to listen to a playback of today’s conference call, a Web-based Acrobat Connect Pro archive of the call will be available from the IR page on Adobe.com later today. Alternatively, you can listen to a phone replay by calling 888-203-1112; use conference ID #3412311. Again, the phone number is 888-203-1112 with ID #3412311. International callers should dial 719-457-0820. The phone playback service will be available beginning at 4pm Pacific Time today, and ending at 8pm Pacific Time on Wednesday September 23rd, 2009.

We would now be happy to take your questions. Operator.

CLOSING

This concludes our call — we thank you for joining us today.

SHANTANU NARAYEN (after last Q&A)

Thank you for joining us on the call today.  And I want to thank Josh for joining me on the call as well.  I can tell you that we both look forward to the exciting opportunities that a combined company of Adobe plus Omniture can target together.

Overall, the breadth of Adobe’s opportunities are significant across all of our customer segments—from enterprise and public sector to knowledge workers and creative professionals.  As always, we will continue to closely manage our expenses to deliver solid margins and earnings, while at the same time investing in areas that will fuel our future growth.  There are some amazing things happening at Adobe, and we look forward to sharing our strategy with you in October at MAX and our financial analyst meeting.